[Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. letterhead]

April 25, 2012


Via EDGAR Correspondence and E-Mail

Bo J. Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E., Room 8314
Washington, D.C.  20549


Re:  Thornburg Investment Trust
     Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Howell:

     I outline below the above-referenced registrant's responses to the comments received from the staff on April 16, 2012 respecting its post-effective amendment no. 81 to its Registration Statement on Form N-1A, filed on March 2, 2012.

     Unless otherwise specified, revisions to the registration statement described below are expected to be made in substantially the same form described, in the registrant's post-effective amendment expected to be filed on or about April 27, 2012. In addition, in those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to its disclosures, we intend to make conforming revisions.

SUMMARY PROSPECTUSES; PROSPECTUS

     1. Limited Term U.S. Government Fund, "Annual Fund Operating Expenses" table, footnote 2. The staff requested an explanation for this footnote, and suggested that it be deleted as nonconforming with the general practice for footnotes established in the instructions to Form N-1A.

         Response. We understand that this comment also relates to analogous disclosures elsewhere in the prospectus and related summary prospectuses comprised in the above-referenced amendment. This is a disclosure which the Funds of Thornburg Investment Trust have historically provided in respect to retirement plan shares offered by the Funds, due to the ubiquity of requests from third party administrators and other persons associated with qualified retirement plans for payments they characterize as assistance for administrative, sub-accounting and other services they furnish to plans.

     2. Limited Term U.S. Government Fund. The staff noted the reference to the undertaking of the advisor and distributor to waive fees and reimburse expenses so that actual Class R3 expenses do not exceed a stated level for an identified period, and asked us to confirm that the agreement would be filed as an exhibit to the registrant's registration statement.

         Response. This will confirm the registrant's intention to file the agreement as an exhibit with the next amendment filed by the registrant. The agreement will address contractual waivers and reimbursements for the respective Funds and share classes offered in the prospectus included in the registrant's post-effective amendment no. 81.

     3. Strategic Income Fund, "Average Annual Total Returns" table. We discussed the figures displayed for Class R3 and Class R5 shares.

         Response. The registrant has determined not to display the adjusted Class R3 and Class R5 information for this Fund, but will display Class A information (a class which is not offered in this prospectus).

     4. Core Growth Fund, "Investment Goal" and "Principal Investment Strategies." The staff noted the statement under the caption "Investment Goal" that "The Fund seeks long-term growth of capital by investing in equity securities selected for their growth potential," and asked about the consistency of this statement with the statement under the caption "Principal Investment Strategies" that the Fund may invest in debt obligations.

         Response. As we discussed with the staff in January respecting this comment, we believe that the referenced disclosure, taken together with related disclosures, clearly inform the reader that the Fund expects to invest primarily in domestic equity securities, but may invest in securities other
than equities, including debt obligations.   Since that time, the portfolio
manager for the Fund has retired, and the Fund is currently managed by two co-portfolio managers. We are conferring with management respecting the desirability of revisions to these disclosures in a future amendment.

     5. Core Growth Fund, "Principal Investment Risks." The staff noted the disclosure respecting foreign investment risks for the International Value Fund, and suggested that the registrant consider employing the same risk disclosure for the Core Growth Fund.

         Response. The registrant has considered using the same disclosure in this instance, and has determined to retain the current disclosure for the Core Growth Fund, in view of the sufficiency of the related disclosure under the caption "Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies" and the lesser emphasis on foreign investments for this Fund.

     6. International Growth Fund, "Annual Fund Operating Expenses" table. The staff noted footnote 3 to this table, which states "For the most recent fiscal year, the Fund had nominal Class R4 and Class R5 assets, and the actual expense ratio for each such class (32.23% and 10.60%, respectively) bears no relation to the expected ratio when the class has an expected level of assets. Accordingly, other expenses are estimated for the current period." The staff requested an explanation of how this disclosure conforms with the instructions to Item 3 of Form N-1A.

         Response. Although the referenced share classes have been available for more than one year, we believe that, because the share classes represent low levels of assets, each class continues to be functionally analogous to a "New Fund" which is permitted by instruction 3(f)(vi) to Item 3 to estimate fee and expense levels for the current year.

     7. Global Opportunities Fund, "Principal Investment Strategies." The staff noted that, in the first paragraph of the narrative appearing after the caption "Principal Investment Strategies," there was not a statement that "significant" or comparable portion of the assets of this Fund would be invested outside the United States, as implied by the use of the word "global" in the Fund's name.

         Response. We believe, based upon the Commission's statements at the time of its adoption of rule 35d-1 under the Investment Company Act of 1940, that there is not a specific threshold of foreign investment implied by the use of the term "global" in the name of a mutual fund. See Investment Company Act
Release No. IC-24828, January 17, 2001, footnote 42.   The Commission further
appears to have recognized, as indicated by its statements in Release No. IC-24828 and in the precursor proposing release to rule 35d-1, that relevant investment proportions will vary among funds. Release No. IC-22530, February 27, 1997, footnote 38 and accompanying text. In this regard, we call the staff's attention to the third paragraph under the referenced caption, in which the registrant discloses that:

         The Fund portfolio includes investments in both domestic securities and securities of issuers domiciled outside the United States, including developing countries. Relative proportions of each will vary from time to time, depending upon the advisor's view of specific investment opportunities and macro-economic factors.

PROSPECTUS

     8. Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies-Investments in Derivatives (page 38). The staff asked if the Funds have a stated percentage limitation on investments in derivatives, and specifically, questioned how the Funds take into account investments in derivatives in applying any percentage investment limitations to which they are subject. The staff also asked that the registrant confirm that it has considered the statements in the July 30, 2010 letter from Barry Miller to Karrie McMillan of the Investment Company Institute.

         Response. The advisor is cognizant of percentage investment limitations to which each of the Funds are subject, and would consider in any specific instance the effect of the specific investment on the application of those limitations. We confirm to you that the registrant has considered the referenced letter from Mr. Miller to Ms. McMillan.

     9. Trustees (pages 46-47). The staff questioned the inclusion of this disclosure in the prospectus, in view of the specification in Item 17 of Form N-1A that governing board disclosures be displayed in a fund's statement of additional information, and further observed in this context that the disclosure did not conform to the requirements of Item 17 of Form N-1A because it failed to include information such as the reasons why individuals had been chosen to serve on the registrant's governing board.

         Response. The registrant's governing board perceived some years ago that shareholders of the Funds might wish to have a conveniently available disclosure of summary information about the governing board members, in addition to the disclosures prescribed by Item 17 for the statement of additional information. Consequently, the referenced disclosure is in addition to the registrant's pertinent disclosure in the SAI, and the SAI disclosure addresses the topics identified in Item 17. We expect to present this comment to the governing board later this year when it typically considers general corporate governance and disclosure issues.

STATEMENT OF ADDITIONAL INFORMATION

     10. Management (pages 48-52). The staff requested that in the table of information respecting governing board member biographical information the column caption "Other Directorships Held" include a reference to the words "during past five years."

         Response.  The registrant will make the noted correction.

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please contact me or Dan April with any questions. We appreciate the staff's time and attention to our filings and have found many of the staff's comments to be helpful.


                                          Sincerely,

                                           /s/

                                          Charles W.N. Thompson, Jr.

File No. 5787.002


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